UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                          Franklin Capital Corporation
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                                (Name of Issuer)


                          Common Stock, $1.00 par value
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                           (Title of Class Securities)


                                    35252P105
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                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 5, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
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    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
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    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

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    6.  Citizenship or Place of Organization    Delaware
                                             -----------------------------------
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                 7.  Sole Voting Power    431,084
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    0
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    431,084
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    0
                                              ----------------------------------
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    11. Aggregate Amount Beneficially Owned by Each Reporting Person    431,084
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    41.2%
                                                           ---------------------
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    14. Type of Reporting Person (See Instructions)

   IA
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                              Page 2 of 12 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
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    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

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    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
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                 7.  Sole Voting Power    431,084
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    0
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   431,084
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    0
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    431,084
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    41.2%
                                                           ---------------------
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    14. Type of Reporting Person (See Instructions)

   IN/HC
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                              Page 3 of 12 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Louis Glazer, M.D.

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    431,084
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    431,084
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    431,084
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    41.2%
                                                           ---------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
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                              Page 4 of 12 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Melanie Glazer

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    431,084
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    431,084
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    431,084
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    41.2%
                                                           ---------------------
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    14. Type of Reporting Person (See Instructions)

   IN
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                              Page 5 of 12 Pages

        Ault Glazer & Company Investment Management LLC, a Delaware limited liability company ("Adviser"), Milton C. Ault, III ("Ault"), Louis Glazer and Melanie Glazer (together, the "Glazers") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 7 to
Schedule 13D (the "Statement") to amend the original Schedule 13D filed with the Securities and Exchange Commission on May 18, 2004, as amended on May 18, 2004, May 26, 2004, June 2, 2004, June 23, 2004 and July 23, 2004. Adviser, Ault and the Glazers are collectively referred to herein as the "Reporting Persons".

Item 1.    Security and Issuer

This Statement relates to the Common Stock, $1.00 par value (the "Common Stock"), issued by Franklin Capital Corporation ("FCC"), a Delaware corporation. The principal executive offices of FCC are located at 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2.    Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer & Company Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Louis Glazer, M.D.
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Melanie Glazer
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock that is the subject of this Statement is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock that is the subject of this Statement is indirect as a result of Ault's control of Adviser.

The Glazers are non-managing members of Adviser. The Glazers are being included in this Statement due to the fact that, as a result of certain of the transactions described in Item 4 of this Statement, they may be deemed to be members, together with Adviser and Ault, of a group that beneficially owns all of the Common Stock that is the subject of this Statement.

Item 3.    Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase FCC shares of Common Stock was approximately $2,297,662.89. Such amount was derived from advisory client accounts.

                               Page 6 of 12 pages

Item 4.    Purpose of Transaction

On June 23, 2004, Adviser and FCC entered into a Letter of Understanding (the "LOU") intended to confirm the mutual understanding and agreements of FCC and Adviser with respect to the initial steps of a proposed restructuring and recapitalization plan for FCC (the "Restructuring Plan") designed to maximize the value of FCC for the benefit of stockholders. Pursuant to the terms of the LOU and in connection with the Restructuring Plan, FCC has appointed Ault to FCC's board of directors and has agreed, in part, to prepare and file such preliminary and definitive proxy statements, and to take all other actions, as are required to call a special meeting of its stockholders (the "Stockholders' Meeting") for the purposes of approving certain actions, which are described in more detail below, in connection with the Restructuring Plan.

On July 16, 2004, in connection with the Restructuring Plan, certain of Adviser's investment advisory clients, and Stephen L. Brown, Spencer L. Brown and Maggie L. Brown, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") whereby, on July 20, 2004, Adviser's investment advisory clients purchased an aggregate of 28,757 shares of FCC Common Stock at a price of $4.32 per share.

(a) In connection with the LOU, Adviser and the Glazers have entered into agreements (the "Stockholder's Agreements") with each of the following stockholders of FCC: Stephen L. Brown, Jonathan A. Marshall, Copley Fund Inc., a Florida corporation, and Edward Sheldon (each, a "Stockholder"). Pursuant to the Stockholder's Agreements, each Stockholder agreed to: (i) vote, and to grant an irrevocable proxy with respect to, all of the shares of FCC capital stock held by such Stockholder in favor of the matters recommended by the FCC board of directors at the Stockholders' Meeting; and (ii) sell all of such Stockholder's shares of Series A Convertible Preferred Stock, par value $1.00, of FCC (the "Series A Preferred Stock") to the Glazers prior to the Stockholders' Meeting for a price per share of $100. The Glazers have also agreed, pursuant to the Stockholder's Agreements, to offer to buy all of the remaining outstanding shares of Series A Preferred Stock at the same price per share following the Stockholders' Meeting. Following their purchases of the shares of Series A Preferred Stock from the Stockholders, the Glazers will own a majority of the outstanding shares of FCC's Preferred Stock, par value $1.00 per share, (the "Preferred Stock"), and will be entitled, pursuant to the provisions of FCC's certificate of incorporation, to elect 2 of the 5 members of FCC's board of directors. In addition, subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

(b) None.

(c) At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the sale by FCC of all of the shares of capital stock of Excelsior Radio Networks, Inc. beneficially owned by FCC.

(d) Pursuant to the terms of the LOU, the authorized number of directors constituting FCC's board of directors has been increased from 4 directors to 5 directors, and Ault has been appointed to fill the vacancy created by the increase in the authorized number of directors. At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to: (i) approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things, classify the FCC board of directors into 3 separate classes; and (ii) elect a new slate of directors.

(e) At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things: (i) increase the authorized number of shares of Common Stock from 5,000,000 shares to 50,000,000 shares; and
(ii) increase the authorized number of shares of Preferred Stock from 5,000,000 shares to 10,000,000 shares. The stockholders of FCC will also be asked, in part, to approve the issuance by FCC of capital stock of FCC and warrants to purchase capital stock of FCC upon terms that are (i) approved by a majority of FCC's board of directors consistent with its fiduciary duties; (ii) consistent with prevailing market conditions at the time of such issuance; and (iii) consistent with the plan set forth in the LOU.


                               Page 7 of 12 pages

(f) None.

(g) Pursuant to the terms of the LOU, certain provisions of FCC's bylaws concerning the indemnification of persons serving as directors and officers of FCC have been amended by the FCC board of directors. In addition, at the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things: (i) increase the authorized number of shares of Common Stock from 5,000,000 shares to 50,000,000 shares; (ii) increase the authorized number of shares of Preferred Stock from 5,000,000 shares to 10,000,000 shares; (iii) provide for the exculpation of director liability to the fullest extent permitted by law; and (iv) provide for the classification of FCC's board of directors into three classes.

(h) None.

(i) None.

(j) None.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

The preceding descriptions of the LOU and the Stockholder's Agreements are qualified in their entireties by reference to the LOU and the Stockholder's Agreements, which were previously filed as exhibits to Amendment No. 5 to this
Schedule 13D, filed with the SEC on June 30, 2004, and are hereby incorporated by reference. The preceding description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement which was previously filed as an exhibit to Amendment No. 6 to this Schedule 13D, filed with the SEC on July 23, 2004.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) As of August 5, 2004, the Reporting Persons directly or indirectly beneficially owned 431,084 shares, or 41.2%, of the Common Stock. The percentage of Common Stock owned, as reported in this Statement, is based on 1,046,350 shares of Common Stock outstanding as of July 30, 2004, as reported by FCC in its preliminary proxy statement on Schedule 14A filed with the SEC on July 30, 2004.

        (1)     Adviser owned 431,084 shares (41.2%)

        (2)     Ault owned 431,084 shares (41.2%)

        (3)     Louis Glazer owned 431,084 shares (41.2%)

        (4)     Melanie Glazer owned 431,084 shares (41.2%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.


                               Page 8 of 12 pages

(c) Below is a list of transactions in FCC Common Stock since July 23, 2004, the Reporting Person's most recent filing on Schedule 13D.


--------------------------------------------------------------------------------
          Party           Date    Amount Bought   Price    Where & How Effected
                                     (Sold)     per Share
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       1,500      $4.9836       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9869       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9869       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       2,000      $4.9832       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9869       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9869       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9869       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       1,000      $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       1,000      $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       1,000      $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       1,000      $4.9844       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04       1,000      $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/2/04        500       $4.9819       Open Market
--------------------------------------------------------------------------------
         Adviser         8/3/04       1,100      $7.8409       Open Market
--------------------------------------------------------------------------------
         Adviser         8/3/04      25,000      $9.0064       Open Market
--------------------------------------------------------------------------------
         Adviser         8/4/04        200       $7.9400       Open Market
--------------------------------------------------------------------------------
         Adviser         8/5/04       2,200      $8.9755       Open Market
--------------------------------------------------------------------------------

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

See Item 4 of this Statement for a description of the Stock Purchase Agreement.

Stockholder's Agreements

See Item 4 of this Statement for a description of the Stockholder's Agreements.

Letter of Understanding

See Item 4 of this Statement for a description of the LOU.


                               Page 9 of 12 pages

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1


                               Page 10 of 12 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 6, 2004

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------
                                  Milton C. Ault, III, Managing Member




                                 Milton C. Ault, III

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------



                                 Louis Glazer, M.D.

                                 /s/ Louis Glazer, M.D.
                                 -----------------------------------------------




                                 Melanie Glazer

                                 /s/ Melanie Glazer
                                 -----------------------------------------------



                               Page 11 of 12 pages

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  August 6, 2004

                                 Ault Glazer & Company Investment
                                 Management LLC

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------
                                  Milton C. Ault, III, Managing Member




                                 Milton C. Ault, III

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------



                                 Louis Glazer, M.D.

                                 /s/ Louis Glazer, M.D.
                                 -----------------------------------------------




                                 Melanie Glazer

                                 /s/ Melanie Glazer
                                 -----------------------------------------------



                               Page 12 of 12 pages